Exhibit 99.2
Management’s
Discussion and Analysis
MONTREAL, QUEBEC, OCTOBER 27, 2005
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. excluding its interest in Norampac Inc. (“Norampac”) and other joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.
     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.
THIRD QUARTER 2005 OVERVIEW

During the third quarter of 2005, our operating profit declined when compared to the second quarter of 2005. Our earnings were impacted by lower average selling prices for most of our major products, the negative impact of a weaker U.S. dollar, higher costs for freight and purchased energy and lower shipments for lumber and packaging products. These factors were partially offset by the realization of savings stemming from restructuring initiatives. As at September 30, 2005, we had reached 80% of our goal to achieve a cost reduction run-rate of $100 million by the end of 2005.
     Domtar’s current operating environment is characterized by the continued weakening of the U.S. dollar and high costs, especially for purchased energy, fiber and chemicals, as well as freight. Prices have thus far not compensated for such increases in costs. We expect these difficult market conditions to prevail in the coming quarters. In light of this difficult context and in order to ensure its long-term profitability and free cash flow availability, Domtar has suspended its common share dividend. Also, management is further pursuing the review of all of its business segments and will announce additional targeted actions before year-end. Although it is premature to reach conclusions, we are

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

considering a broad range of options including disposals, indefinite and/or permanent closures of facilities, as well as further cost reduction initiatives throughout the Company.
OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.6 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.
Category Business Papers Commercial Printing and Publication Papers Technical and Specialty Papers Type Uncoated Freesheet Coated Freesheet Uncoated and Coated Freesheet Flexible packaging Abrasive papers Lightweight Decorative papers Opaques Lightweight Imaging papers Premium imaging / Offset Text, cover and Premium Label papers Grade Copy Technology papers Business converting writing Regular Medical disposables Pamphlets Stationery Brochures Food & candy wrappings Brochures Brochures Annual reports Surgical gowns Photocopies Direct mail Annual reports Books Repositionable note pads Office documents Commercial printing Books Magazines Security check papers Application Presentations Forms & envelopes Catalogues Catalogues Wallpapers Capacity* As at September 30, 2005: approximately 2.6 million tons 0.9 million tons 0.1 million tons 0.6 million tons 0.3 million tons 0.3 million tons 0.4 million tons 33% 4% 22% 13% 13% 15%
*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and one sheeter at our Cornwall paper mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has been reflected in the above capacity.
We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. For the first nine months of 2005, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 417,000 tons.
     Our Papers business is our most important segment, representing 55% of consolidated sales in the first nine months of 2005, or 61% when including sales of Domtar paper through our own Paper Merchants business.

PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in two locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in the first nine months of 2005, or 15% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, and the management of forest resources. We operate ten sawmills (six in Quebec and four in Ontario, following the permanent closure of the Chapleau, Ontario sawmill effective March 6, 2005) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 18 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 11% of consolidated sales in the first nine months of 2005.
PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 27 corrugated packaging plants (following the closure of the Buffalo plant in August 2005 and the acquisition of three corrugated packaging plants in October 2005), strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supply essentially all the containerboard requirements of the converting plants. Our Packaging business represented 13% of consolidated sales in the first nine months of 2005.
BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.
Our business strategies are to continue to:
•	anticipate and meet the needs of our customers in order to enhance customer loyalty

•	improve the productivity of our mills and the quality of our products and services

•	broaden our distribution capabilities

•	grow through acquisitions and alliances within our areas of expertise

•	maintain strict financial discipline

•	foster the personal growth and participation of employees

•	act as a responsible corporate citizen.
Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sector by providing superior returns to our shareholders.

SUMMARY OF FINANCIAL RESULTS

		Three months ended		Nine months ended
		September 30		September 30
FINANCIAL HIGHLIGHTS		2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,261	1,335	3,807	3,906

EBITDA[1]		49	158	301	338

Operating profit (loss)[1]		(50)	66	15	61
Excluding specified items[2]		(32)	65	36	68

Net earnings (loss)		(52)	29	(40)	(16)
Excluding specified items[2]		(39)	23	(27)	(13)

Net earnings (loss) per share (in dollars):
Basic		(0.23)	0.13	(0.18)	(0.07)
Basic, excluding specified items[2]		(0.17)	0.10	(0.12)	(0.06)
Diluted		(0.23)	0.13	(0.18)	(0.07)

Operating profit (loss), excluding specified items, per segment[2]:
Papers		(33)	31	(20)	8
Paper Merchants		4	5	13	16
Wood		(12)	6	5	(1)
Packaging		5	20	30	37
Corporate		4	3	8	8

Total		(32)	65	36	68

Average exchange rates	CAN$	1.202	1.307	1.224	1.328
	US$	0.832	0.765	0.817	0.753

Dividends per share (in dollars):
Series A Preferred Shares		0.56	0.56	1.69	1.69
Series B Preferred Shares		0.19	0.17	0.57	0.54
Common shares		0.06	0.06	0.18	0.18

	As at	As at
	Sept. 30,	Dec. 31,
	2005	2004
Total assets	5,519	5,688
Total long-term debt, including current portion	2,071	2,034

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures”.

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
     Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark to market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     To measure our performance and that of our business segments from period to period without variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items.
     Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore, should not be considered in isolation. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Three months ended September 30	2005			2004
(In millions of Canadian dollars, unless otherwise noted)

						NET
			NET LOSS PER			EARNINGS
	OPERATING	NET	SHARE (IN	OPERATING	NET	PER SHARE
	LOSS	LOSS	DOLLARS)	PROFIT	EARNINGS	(IN DOLLARS)

As per GAAP*	(50)	(52)	(0.23)	66	29	0.13

Specified items
Sales of property, plant and equipment (i)	—	—		(4)	(4)
Closure and restructuring costs (ii)	15	10		—	—
Unrealized mark-to-market gains or losses (iii)	3	2		3	2
Foreign exchange gains or losses on long-term debt (iv)	—	(4)		—	(4)
Refinancing costs (v)	—	5		—	—

	18	13	0.06	(1)	(6)	(0.03)

Excluding specified items	(32)	(39)	(0.17)	65	23	0.10

*	Except for operating profit (loss), which is a non-GAAP measure.

SPECIFIED ITEMS Nine months ended September 30	2005			2004
(In millions of Canadian dollars, unless otherwise noted)
			NET LOSS			NET LOSS
	OPERATING	NET	PER SHARE	OPERATING	NET	PER SHARE
	PROFIT	LOSS	(IN DOLLARS)	PROFIT	LOSS	(IN DOLLARS)

As per GAAP*	15	(40)	(0.18)	61	(16)	(0.07)

Specified items
Sales of property, plant and equipment (i)	(7)	(6)		(4)	(4)
Closure and restructuring costs (ii)	31	20		8	6
Unrealized mark-to-market gains or losses (iii)	—	—		3	2
Foreign exchange gains or losses on long-term debt (iv)	—	(4)		—	(1)
Refinancing costs (v)	—	5		—	—
Insurance recoveries (vi)	(3)	(2)		—	—

	21	13	0.06	7	3	0.01

Excluding specified items	36	(27)	(0.12)	68	(13)	(0.06)

*	Except for operating profit (loss), which is a non-GAAP measure.

(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(v)	Our results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.

(vi)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.
THIRD QUARTER 2005 VS THIRD QUARTER 2004 OVERVIEW

SALES OF $1.3 BILLION
Sales in the third quarter of 2005 amounted to $1,261 million, a decrease of $74 million or 6% from sales of $1,335 million in the third quarter of 2004. This decrease was attributable to the negative impact of an 8% decline in the quarter-over-quarter average value of the U.S. dollar relative to the Canadian dollar (from $1.307 to $1.202), lower average selling prices for lumber and packaging products and lower shipments for lumber. These factors were partially offset by higher shipments and average selling prices for paper.
OPERATING LOSS OF $50 MILLION
Cost of sales increased by $23 million or 2% in the third quarter of 2005 compared to the third quarter of 2004. This increase was mainly attributable to higher costs, including costs for purchased energy, chemicals and fiber, and freight, as well as higher shipments for papers. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated expenses, the realization of savings stemming from restructuring activities, lower duties on our softwood lumber exports to the U.S. and lower shipments for lumber.
     Selling, general and administrative (SG&A) expenses increased by $4 million or 5% in the third quarter of 2005 compared to the third quarter of 2004. SG&A in the third quarter of 2005 included unrealized mark-to-market losses of $3 million, while SG&A in the third quarter of 2004 included unrealized mark-to-market losses of $3 million and a gain on the sale of property, plant and equipment of $4 million. When excluding these specified items, SG&A remained stable in the third quarter of 2005 compared to the third quarter of 2004.
     Operating loss in the third quarter of 2005 amounted to $50 million compared to an operating profit of $66 million in the third quarter of 2004. Excluding specified items, operating loss totaled $32 million in the third quarter of 2005 compared to an operating profit of $65 million in the third quarter of 2004. The $97 million decrease in operating profit excluding specified items was largely attributable to higher costs, including costs for purchased energy, chemicals and fiber, and freight, as well as to the $41 million negative impact of a weaker U.S. dollar (including the positive effect of our hedging program). In addition, lower average selling prices and shipments for lumber and packaging products further explain the decrease in operating profit. These factors were partially offset by higher average selling prices and shipments for paper as well as by the realization of savings stemming from restructuring activities and the decrease in duties on our softwood lumber exports to the U.S.

EBITDA for the third quarter of 2005 compared to the third quarter of 2004, as well as for the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 was as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
EBITDA	2005	2004	2005	2004

(In millions of Canadian dollars)

Net earnings (loss)	(52)	29	(40)	(16)
Income tax expense (recovery)	(37)	6	(55)	(32)
Financing expenses	41	33	114	113
Amortization of deferred gain	(2)	(2)	(4)	(4)
Amortization	92	92	277	277
Closure and restructuring costs (portion related to fixed asset write-downs)	7	—	9	—

EBITDA	49	158	301	338

SPECIFIC COST REDUCTION INITIATIVES
In 2004, we announced initiatives aimed at achieving a run-rate of $100 million in annual cost reductions at the end of 2005, which included, among others, the restructuring of our Canadian pulp and paper operations, the indefinite closure of a paper machine, one sheeter and the pulp mill at our Cornwall mill, the elimination of permanent positions throughout the Company and the restructuring of our lumber operations in northeastern Ontario. As at September 30, 2005, the implementation of these initiatives was on track and we achieved a run-rate of $80 million in savings stemming from these initiatives.
CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the third quarter of 2005 compared to the third quarter of 2004, as well as for the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 were as follows:

	Three months ended		Nine months ended
	Sept. 30		Sept. 30
	2005	2004	2005	2004

Costs related to specific cost reduction initiatives (severance, termination, training and outplacement costs)	3	—	11	16
Costs related to the indefinite closure of a paper machine, a sheeter and pulp mill at our Cornwall paper mill	—	—	6	—
Costs related to the permanent closure of our St. Catharines paper mill (reversal of provision following the sale of the paper mill in its existing state)	—	—	—	(8)
Costs related to the permanent closures of Norampac’s Concord corrugated products plant and Montreal corrugated products plant as well as a paper machine at its Red Rock containerboard plant	5	—	5	—
Write-down of assets related to the permanent closures of Norampac’s Buffalo corrugated products plant as well as a paper machine at its Red Rock containerboard plant	7	—	9	—

Total closure and restructuring costs	15	—	31	8

NET LOSS OF $52 MILLION
Net loss amounted to $52 million ($0.23 per common share) in the third quarter of 2005 compared to net earnings of $29 million ($0.13 per common share) in the third quarter of 2004. Excluding specified items, net loss amounted to $39 million ($0.17 per common share) in the third quarter of 2005 compared to net earnings of $23 million ($0.10 per common share) in the third quarter of 2004. The $62 million decline in net earnings excluding specified items was mainly attributable to the factors mentioned above.
NINE MONTHS ENDED SEPTEMBER 30, 2005 VS
NINE MONTHS ENDED SEPTEMBER 30, 2004 OVERVIEW

SALES OF $3.8 BILLION
Sales for the first nine months of 2005 amounted to $3,807 million, a decrease of $99 million or 3% from sales of $3,906 million in the first nine months of 2004. This decrease was attributable to the negative impact of an 8% decline in the year-to-date over year-to-date average value of the U.S. dollar relative to the Canadian dollar (from $1.328 to $1.224) and lower shipments of paper and pulp. These factors were partially offset by higher average selling prices for all of our major products and higher shipments of lumber and packaging products.
OPERATING PROFIT OF $15 MILLION
Cost of sales decreased by $54 million or 2% in the first nine months of 2005 compared to the first nine months of 2004. This decrease was attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower shipments of paper and pulp, the realization of savings stemming from restructuring activities and lower duties on our softwood lumber exports to the U.S. These factors were partially offset by higher costs for purchased fiber, energy and chemicals, as well as higher freight costs and higher shipments of lumber and packaging products.
     SG&A expenses decreased by $22 million or 10% in the first nine months of 2005 compared to the first nine months of 2004. SG&A in the first nine months of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, a gain of $3 million realized on disposal of property, plant and equipment following the closure of Norampac’s Concord corrugated products plant and insurance recoveries of $3 million. SG&A in the first nine months of 2004 included unrealized mark-to-market losses of $3 million and a gain on the sale of property, plant and equipment of $4 million. Excluding these specified items, SG&A decreased by $13 million or 6% in the first nine months of 2005 compared to the first nine months of 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating profit in the first nine months of 2005 amounted to $15 million, or $36 million when excluding specified items, compared to an operating profit of $61 million, or $68 million when excluding specified items, for the first nine months of 2004. The $32 million decline in operating profit excluding specified items was principally attributable to the negative $108 million impact of a weaker U.S. dollar (including the positive $31 million impact of our hedging program), higher costs for purchased fiber, energy and chemicals, higher freight costs, as well as lower shipments for paper and pulp. These factors were partially offset by higher average selling prices for all of our major products, the realization of savings stemming from restructuring activities, lower duties on our softwood lumber exports to the U.S. and higher shipments for lumber and packaging products.
NET LOSS OF $40 MILLION
Net loss amounted to $40 million ($0.18 per common share) in the first nine months of 2005 compared to a net loss of $16 million ($0.07 per common share) for the first nine months of 2004. Excluding specified items, net loss amounted to $27 million ($0.12 per common share) in the first nine months of 2005 compared to a net loss of $13 million ($0.06 per common share) for the first nine months of 2004. This $14 million decrease in net earnings excluding specified items was mainly attributable to the factors mentioned above, partially offset by a higher income tax recovery.

PAPERS

	Three months ended		Nine months ended
	Sept. 30		Sept. 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	700	735	2,086	2,206

Operating profit (loss)	(36)	37	(28)	4
Sales of property, plant and equipment[1]	—	(4)	(4)	(4)
Closure and restructuring costs[1]	3	—	17	8
Unrealized mark-to-market gains or losses[1]	—	(2)	(5)	—

Operating profit (loss), excluding specified items	(33)	31	(20)	8

Shipments
Paper (in thousands of ST)	660	649	1,913	1,971
Pulp (in thousands of ADST)	176	182	478	591

Paper shipments by product offering (%):
Copy and offset grades	57	51	56	53
Uncoated commercial printing & publication and premium imaging grades	16	22	17	21
Coated commercial printing & publication grades	12	13	12	11
Technical and specialty grades	15	14	15	15

Total	100	100	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	813	818	827	775
Offset 50 lb rolls (US$/ton)	713	715	733	651
Coated publication, no. 3, 60 lb rolls (US$/ton)	913	827	901	791
Pulp NBSK — U.S. market (US$/ADMT)	625	670	649	643
Pulp NBHK — Japan market[3] (US$/ADMT)	535	510	523	499

[1]	See “Specified items affecting results and non-GAAP measures”.

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
SALES AND OPERATING PROFIT
Sales in our Papers business amounted to $700 million in the third quarter of 2005, a decrease of $35 million or 5% from sales of $735 million in the third quarter of 2004. This decrease in sales was mainly attributable to the negative impact of an 8% decline in the U.S. dollar, partially offset by higher paper average selling prices and shipments. For the nine-month period ended September 30, 2005, sales of pulp and paper decreased by $120 million or 5% when compared to the nine-month period ended September 30, 2004. This decrease in sales was mainly attributable to the negative impact of an 8% decline in the U.S. dollar and lower shipments of paper and pulp. These factors were partially offset by higher average selling prices for both paper and pulp.
     Operating loss in our Papers business totaled $36 million in the third quarter of 2005 (or $33 million when excluding specified items) compared to an operating profit of $37 million (or $31 million when excluding specified items) for the third quarter of 2004. Excluding specified items, the $64 million deterioration in operating profit is largely the result of the negative impact of a weaker U.S. dollar and higher overall costs, including costs for purchased energy, chemicals and fiber, as well as freight. These factors were partially offset by higher average selling prices for paper and the realization of savings stemming from restructuring activities. For the nine-month period ended September 30, 2005, operating loss totaled $28 million (or $20 million when excluding specified items) compared to an operating profit of $4 million (or $8 million when excluding specified items) for the nine-month period ended September 30, 2004. Excluding specified items, the $28 million decrease in operating profit is largely attributable to the negative impact of a weaker U.S. dollar and higher overall costs, namely for purchased fiber, energy and chemicals, as well as higher freight costs. In addition, lower shipments of both paper and pulp further negatively impacted this segment’s results. These factors were partially mitigated by higher average selling prices for both paper and pulp and the realization of savings stemming from restructuring activities.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in both the third quarter of 2005 compared to the third quarter of 2004 as well as in the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004. Within our Canadian operations, our average transaction prices denominated in Canadian dollars decreased in the third quarter of 2005 compared to the third quarter of 2004 as the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. On a year-to-date over year-to-date basis, our average transaction prices denominated in Canadian dollars still increased despite the decline of the U.S. dollar negatively impacting our Canadian dollar denominated prices.
     Our average transaction prices for our basket of copy and offset grades increased on average by approximately 3% in the third quarter of 2005 compared to the third quarter of 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 33% of our paper sales in the third quarter of 2005, were higher on average by US$3/ton and US$15/ton, respectively, in the third quarter of 2005 compared to the third quarter of 2004. The US$60/ton price increase for cut-size copy and offset rolls announced as of March 15, 2005 initially went through but subsequently eroded and we returned to previous pricing levels. A subsequent US$40/ton price increase announced on cut-size copy paper and offset grades effective mid-September 2005, did not materialize as the price increase was postponed. On a year-to-date basis, our average transaction prices for our basket of copy and offset grades increased on average by 10% in 2005 compared to 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 33% of our paper sales for the first nine months of 2005, were higher on average by US$45/ton and US$95/ton, respectively, in the first nine months of 2005 compared to the first nine months of 2004.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp decreased by US$62/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$52/tonne in the third quarter of 2005 compared to the third quarter of 2004. On a year-to-date basis, our average transaction prices for NBSK pulp decreased by US$5/tonne and our average transaction prices for NBHK pulp increased by US$41/tonne. From January to April 2005, several price increases were implemented for both NBHK and NBSK as pulp markets were experiencing shortages in supply (particularly from the U.S. South) and paper markets were stronger than seasonal norms. From May to August 2005, however, prices for pulp decreased as weakening paper markets impacted pulp demand. Effective October 2005, price increases have been announced for both types of pulp, although we do not expect the increase on NBHK pulp to be fully implemented.
OPERATIONS
Shipments
Our paper shipments to capacity ratio stood at 101.2% in the third quarter of 2005 compared to 95.9% in the third quarter of 2004. The increase in paper shipments to capacity ratio is primarily attributable to quarter-over-quarter stronger shipments due to an improved market for commodity paper, lower capacity and lower inventory. On a year-to-date basis, our paper shipments to capacity ratio stood at 97.8% in 2005 compared to 97.7% in 2004. Lower shipments on a year-to-date over year-to-date basis, primarily due to soft market conditions, were offset by lower capacity, due to the closure of a paper machine at our Cornwall mill.
     Our pulp shipments decreased by 6,000 tons in the third quarter of 2005 compared to the third quarter of 2004. On a year-to-date basis, our pulp shipments decreased by 113,000 tons in 2005 compared to 2004. In December 2004, we closed the pulp dryer at our Ashdown SBHK (Southern Bleached Hardwood Kraft) and SBSK (Southern Bleached Softwood Kraft) pulp mill due to a wood shortage arising from competitive pressures and wet weather conditions in the south of the U.S. in the fourth quarter of 2004 and early 2005. The mill lost approximately 30,000 tons of market pulp through the end of March 2005 and was forced to seek purchased wood fiber outside its normal fiber basket to feed its machines, which led to higher costs. The pulp dryer resumed production in late February. The indefinite closure of the Cornwall pulp mill also affected pulp market shipments as a portion of previous market pulp shipments from our Woodland, Windsor and Espanola pulp mills are now used internally to supply the Cornwall mill.

Labor
Negotiations are ongoing for the renewal of certain collective agreements that expired between April 2004 and April 2005 for our Lebel-sur-Quévillon (affecting approximately 350 employees) and Windsor (affecting approximately 760 employees) mills. During the second quarter of 2005, certain collective agreements at our Espanola mill (affecting approximately 610 employees) were successfully renegotiated. During the third quarter of 2005, certain collective agreements at our Cornwall mill (affecting approximately 730 employees) and our Ottawa-Hull mill (affecting approximately 380 employees) were successfully renegotiated.
Brightness
In the third quarter of 2005, an initiative was introduced to raise the current North American brightness standard from 84 GE brightness (Technical Association of the Pulp and Paper Industry — TAPPI standard that measures brightness) to 92 GE brightness for regular uncoated freesheet grades and from 92 GE brightness to 96 GE brightness for opaque grades. Domtar announced plans to move to the new North American industry standard for brightness. As of October 2005, we have commenced production of the new brightness standards for uncoated freesheet grades. Inventory of 84 GE brightness uncoated freesheet and 92 GE brightness opaques has begun to be depleted according to plan.
Restructuring
In December 2003, we decided to shutdown one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. In early 2004, we also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our other Papers operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and one sheeter at our Cornwall mill, which became effective January 27, 2005, until economic and market conditions allow these assets to operate profitably. This is resulting in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper per annum and is impacting approximately 390 positions for an indefinite period.
Other
In addition, as part of our capital expenditures program, we continued to invest in an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services. As at September 30, 2005, approximately 70% of our transactions were being processed by this system. We plan on achieving our goal of having approximately 85% of our transactions processed by this system by the end of the year.
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec for proceeds of $6 million and a corresponding gain of $4 million ($3 million net of income taxes). The sale was originally contingent on the city of Montreal rezoning the site to be able to accommodate the needs of the acquirer. The required rezoning happened in January 2005 and the sale was concluded in June 2005. In November 2004, a motion was filed by a third party in order to have the rezoning declared illegal. Nonetheless, both parties agreed to complete the sale and in the event that the court declares the rezoning illegal, then the sale of the premises shall become null and void without recourse of either party against the other. In such an event, Domtar would reimburse the entire sales proceeds of $6 million without interest and reclaim possession of the property, conditional on the property being restored back to its original state. We believe that the likelihood of such an event occurring is remote.
PAPER MERCHANTS

	Three months ended Sept. 30		Nine months ended Sept. 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars)

Sales	275	274	794	805

Operating profit	4	5	13	16

SALES AND OPERATING PROFIT
Our Paper Merchants business generated sales of $275 million in the third quarter of 2005, virtually unchanged from the third quarter of 2004. Although shipments of paper were higher on a quarter over quarter basis, their benefits were offset by the negative impact of a weaker U.S. dollar. On a year-to-date basis, sales totaled $794 million in 2005, reflecting an $11 million or 1% decrease over sales of $805 million in 2004. This decrease was attributable to the negative impact of a weaker U.S. dollar, partially offset by higher average paper selling prices.
     Operating profit amounted to $4 million in the third quarter of 2005 (reflecting an operating margin of 1.5%) compared to $5 million in the third quarter of 2004 (reflecting an operating margin of 1.8%). The $1 million decrease in operating profit was primarily due to lower operating margins resulting from higher purchased paper costs not being fully reflected in paper selling prices. Operating profit totaled $13 million in the first nine months of 2005 (reflecting an operating margin of 1.6%) compared to $16 million in the first nine months of 2004 (reflecting an operating margin of 2.0%). This $3 million decrease in year-to-date operating profit is also largely due to the same factors explained above, partially offset by savings stemming from cost reduction initiatives.

WOOD

	Three months ended		Nine months ended
	Sept. 30		Sept. 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales
Lumber sales	117	145	406	385
Wood chips and other sales	42	41	139	135

Sub-total	159	186	545	520
Intersegment sales	(32)	(29)	(104)	(99)

	127	157	441	421

Operating profit (loss)	(12)	6	5	(1)

Shipments (millions of FBM)	264	272	848	767

Shipments by product offering (%):
Random lengths	33	36	33	38
Studs	34	35	35	35
Value-added	28	25	27	22
Industrial	5	4	5	5

Total	100	100	100	100

Benchmark prices[1]:
Lumber G.L. 2x4x8 stud ($US/MFMB)	397	461	431	421
Lumber G.L. 2x4 R/L no. 1 & no. 2 (US$/MFBM)	397	502	429	476

Lumber duties (cash deposits)	13	21	43	54

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT
Sales in our Wood business amounted to $127 million in the third quarter of 2005, a decrease of $30 million or 19% compared to sales of $157 million in the third quarter of 2004. This decrease is largely attributable to lower average selling prices and shipments for lumber as well as to the negative impact of a weaker U.S. dollar. On a year-to-date basis, sales in our Wood business totaled $441 million in 2005 compared to $421 million in 2004. This $20 million or 5% increase in sales is mainly due to higher shipments and average selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar.
     Operating loss in our Wood business totaled $12 million in the third quarter of 2005 compared to an operating profit of $6 million in the third quarter of 2004. The $18 million decline in operating profit is largely the result of lower average selling prices and shipments for lumber as well as the negative impact of a weaker U.S. dollar, partially mitigated by lower duties on our softwood lumber exports to the U.S and the realization of savings stemming from restructuring activities. On a year-to-date basis, operating profit in our Wood business amounted to $5 million in 2005, an increase of $6 million over an operating loss of $1 million in 2004. This increase is primarily due to higher average lumber selling prices and shipments for lumber, lower duties on our softwood lumber exports to the U.S. as well as the realization of savings stemming from restructuring activities. These factors were partially offset by the negative impact of a weaker U.S. dollar.
     Cash deposits of $13 million were made on our softwood lumber exports to the U.S. in the third quarter of 2005 compared to $21 million in the third quarter of 2004. The $8 million decrease in duties is largely due to the decrease in countervailing and antidumping duties rate (rate decreased gradually from 27.22% to 20.15% since January 1, 2005) as well as to a decrease in shipments being exported to the U.S. Since May 22, 2002, cash deposits of $188 million (US$141 million) for countervailing and antidumping duties have been made and expensed by Domtar.
PRICING ENVIRONMENT
Our average transaction prices for Great Lakes 2x4 studs and random lengths decreased by US$66/MFBM and US$105/MFBM, respectively, in the third quarter of 2005 compared to the third quarter of 2004. On a year-to-date basis, our average transaction prices for Great Lakes 2x4 studs increased by US$8/MFBM while our average transaction prices for random lengths decreased by US$47/MFBM in 2005 compared to 2004.

OPERATIONS
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec, to be located on the site of Tembec’s Kirkland Lake sawmill, which was slated for closure. This measure impacted approximately 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber from the Chapleau closure and resulting fiber swap with Tembec.
     In early March 2005, a fire destroyed our planer at Elk Lake but did not impact either the sawmill or kiln dryers. The planer is presently being rebuilt and its operations are expected to commence in late 2005. Planing activity was temporarily transferred to our Chapleau planing mill facility.
     In May 2005, forest fires in Quebec negatively impacted our operations and further resulted in the loss of 25,000 cubic meters of cut wood and 30,000 acres of forest.
     Throughout the first nine months of 2004, certain of our operations were negatively impacted by temporary mill closures. Production at our White River sawmill, which was halted in mid-2003 due to difficult market conditions, reopened only in late February 2004. Operations at our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. Labor disruptions at a transportation supplier, as well as particularly cold weather further affected our productivity.
     We will continue to examine opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, will be reduced by approximately 500,000 cubic meters, reflecting a 21% reduction. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as seeking alternate sources of fiber. The reduction in harvest volume will also increase the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

PACKAGING

	Three months ended		Nine months ended
	Sept. 30		Sept. 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	159	169	486	474

Operating profit (loss)	(10)	15	14	34
Closure and restructuring costs[1]	12	—	14	—
Sales of property, plant and equipment[1]	—	—	(3)	—
Unrealized mark-to-market gains or losses[1]	3	5	5	3

Operating profit, excluding specified items	5	20	30	37

Shipments[2]:
Containerboard (in thousands of ST)	82	75	246	226
Corrugated containers (in millions of square feet)	1,738	1,767	5,159	5,133

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	448	500	479	458

[1]	Refer to “Specified items affecting results and non-GAAP measures”.

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT
Our 50% share of Norampac’s sales amounted to $159 million in the third quarter of 2005, a decrease of $10 million or 6% compared to the third quarter of 2004. This decrease was mainly attributable to lower average selling prices for containerboard and corrugated containers, the negative impact of a weaker U.S. dollar and lower shipments of corrugated containers, partially offset by higher shipments of containerboard. On a year-to-date basis, our 50% share of Norampac’s sales amounted to $486 million in 2005, an increase of $12 million or 3% compared to 2004. This increase is largely the result of higher shipments for containerboard and corrugated containers. In the first nine months of 2005, higher average U.S. dollar selling prices for both containerboard and corrugated containers were more than offset by the impact of the weaker U.S. dollar, resulting in lower average selling prices when reported in Canadian dollars compared to the corresponding period of 2004.
     Our 50% share of Norampac’s operating loss amounted to $10 million in the third quarter of 2005 (or an operating profit of $5 million when excluding specified items) compared to an operating profit of $15 million for the third quarter of 2004 (or $20 million when excluding specified items). The $15 million decrease in operating profit excluding specified items was mainly attributable to lower average selling prices for containerboard and corrugated containers, the negative impact of a weaker U.S. dollar, as well as higher energy and freight costs. On a year-to-date basis, our 50% share of Norampac’s operating profit amounted to $14 million (or $30 million when excluding specified items) in 2005 compared to $34 million (or $37 million when excluding specified items) in 2004. This $7 million decrease in operating profit excluding specified items resulted from higher costs, namely energy and freight. In the first nine months of 2005, higher average U.S. dollar prices for both containerboard and corrugated containers were more than offset by the impact of the weaker U.S. dollar, resulting in lower average selling prices when reported in Canadian dollars compared to the corresponding period of 2004.
PRICING ENVIRONMENT
Norampac’s average transaction prices for containerboard, denominated in U.S. dollars, decreased in the third quarter of 2005 compared to the third quarter of 2004, but increased in the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004, while its average transaction prices for corrugated containers, denominated in U.S. dollars, increased in both of these same periods. Its average transaction prices, denominated in Canadian dollars for both containerboard and corrugated containers decreased in the third quarter of 2005 compared to the third quarter of 2004 as the decline of the U.S. dollar negatively impacted its Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. On a year-to-date over year-to-date basis, its average transaction prices, denominated in Canadian dollars for both containerboard and corrugated containers remained relatively stable despite the decline of the U.S. dollar.

Price increases for both containerboard and corrugated containers were announced, effective October 2005.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased to 59% in the third quarter of 2005, down from 66% in the third quarter of 2004.
     During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, slated for the second quarter of 2006, as well as an investment plan totaling close to $30 million for other Quebec facilities. The closure of the Montreal plant is expected to impact approximately 215 employees. In addition, in the second quarter of 2005, Norampac announced the transfer of its Buffalo corrugated products plant to its Lancaster facility scheduled for August 2005.
     In the third quarter of 2005, Norampac announced the permanent closure of a paper machine at its Red Rock linerboard mill, impacting approximately 125 to 175 positions, due to the impact of a stronger Canadian dollar and an increase in energy and wood fiber costs in Northern Ontario. In addition, in October 2005, Norampac announced the acquisition of three corrugated products converting plants, with a combined annual production capacity of approximately 2 billion square feet, from Standard Paper Box Canada Inc. The announced Vaudreuil-Dorion expansion, part of the reorganization plan of its Quebec operations, was delayed due to these recent acquisitions.
FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In the third quarter of 2005, financing expenses amounted to $41 million (or $40 million when excluding specified items of $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $6 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) compared to $33 million (or $38 million when excluding specified items of $5 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) in the third quarter of 2004. This $2 million increase in financing expenses when excluding specified items is largely due to higher interest rates on a quarter-over-quarter basis, partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar interest expense. In the first nine months of 2005, financing expenses amounted to $114 million (or $113 million when excluding specified items of $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $6 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) compared to $113 million (or $115 million when excluding specified items of $2 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) in the first nine months of 2004. This $2 million decrease in financing expenses when excluding specified items is largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar interest expense.
INCOME TAXES
In the third quarter of 2005, our income tax recovery totaled $37 million compared to an income tax expense of $6 million for the third quarter of 2004. On a year-to-date basis, our income tax recovery totaled $55 million in 2005 compared to $32 million in 2004. The variation in our income tax recovery results from a combination of factors, including a tax recovery adjustment of $10 million ($6 million recorded in the first quarter of 2005 and $4 million recorded in the third quarter of 2005) following the income tax reassessment of prior years by tax authorities, the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

BALANCE SHEET

Our total consolidated assets were $5,519 million as at September 30, 2005 compared to $5,688 as at December 31, 2004. Receivables amounted to $287 million as at September 30, 2005, an increase of $54 million when compared to $233 million as at December 31, 2004. This increase reflects higher sales in September 2005 compared to December 2004, mainly due to higher overall shipments and the impact of seasonality. Inventories as at September 30, 2005 totaled $728 million, an increase of $5 million when compared to $723 million as at December 31, 2004. This increase reflects higher levels of raw materials (wood inventory) held at the paper mills as wood deliveries continued to take place during the September maintenance shutdowns, as well as higher inventories in anticipation of wet weather conditions in the fall and winter months. This increase was partially offset by lower levels of work in process and finished goods inventory due to higher shipment levels compared to production. Property, plant and equipment as at September 30, 2005 amounted to $3,961 million compared to $4,215 million as at December 31, 2004. This $254 million decrease was mainly attributable to a greater level of amortization expense compared to capital expenditures and the impact of a weaker U.S. dollar (based on month-end exchange rates) on our U.S. mill assets. Other assets stood at $310 million as at September 30, 2005 compared to $265 million as at December 31, 2004. This $45 million increase was attributable to, among others, higher funding of our pension assets compared to pension expense.
     Trade and other payables stood at $612 million as at September 30, 2005, a decrease of $42 million compared to $654 million as at December 31, 2004. This decrease mainly reflects the timing of payments and expenses in September 2005 versus December 2004. Long-term debt (including the portion due within one year) stood at $2,071 million as at September 30, 2005, an increase of $37 million compared to $2,034 million as at December 31, 2004. This increase reflects additional net borrowings of $113 million, partially offset by the $76 million positive impact of a weaker U.S. dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Accumulated foreign currency translation adjustments were negative $210 million as at September 30, 2005 compared to negative $190 million as at December 31, 2004. This variation reflects the net impact of a weaker U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $74 million, net of the impact of a weaker U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $66 million, and its corresponding income tax effect of $12 million.
LIQUIDITY AND
CAPITAL RESOURCES

	Three months ended		Nine months ended
	Sept. 30		Sept. 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars)

Cash flows provided from operating activities before changes in working capital and other items	13	112	191	212
Changes in working capital and other items	(1)	(33)	(175)	(126)

Cash flows provided from operating activities	12	79	16	86
Net additions to property, plant and equipment	(34)	(38)	(100)	(129)

Free cash flow[1]	(22)	41	(84)	(43)

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.
OPERATING ACTIVITIES
Cash flows provided from operating activities totaled $12 million in the third quarter of 2005 compared to $79 million in the third quarter of 2004. This $67 million decline in cash flows generated from operations mainly reflects a decline in EBITDA explained previously, partially offset by lower requirements for working capital, primarily attributable to inventory fluctuations favorably outweighing receivables and trade and other payables fluctuations. On a year-to-date basis, cash flows provided from operating activities totaled $16 million in 2005 compared to $86 million in 2004. This $70 million decrease reflects increased requirements for working capital mainly attributable to payments of closure and restructuring costs, a gain on early settlement of interest rate swap contracts from the prior year not recurring in 2005 and trade and other payables fluctuations negatively outweighing positive receivables and inventory fluctuations, as well as by a decrease in EBITDA explained previously. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.
     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.
     The Corporation sells a portion of its Canadian and U.S. receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. As at September 30, 2005 and December 31, 2004, the value of securitized receivables amounted to $236 million. The Corporation expects to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should these programs be discontinued either by management’s decision or by market conditions, the Corporation’s working capital and bank debt requirements would increase. Such sales of receivables are contingent upon retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase working capital and bank debt requirements.
INVESTING ACTIVITIES
Cash flows used for investing activities totaled $31 million in the third quarter of 2005 compared to $48 million in the third quarter of 2004. The $17 million decrease in cash flows used for investing activities was mainly attributable to lower additions to property, plant and equipment and fewer business acquisitions. On a year-to-date basis, cash flows used for investing activities amounted to $100 million in 2005 compared to $147 million in 2004. The $47 million decrease in cash flows used for investing activities was mainly attributable to the same reasons explained in the quarter-over-quarter analysis. We intend to limit our annual capital expenditures to below 75% of amortization. Annual capital expenditures required to maintain existing operations are expected to amount to approximately $125 million in 2005.
     Free cash flow in the third quarter of 2005 was negative $22 million compared to free cash flow generated of $41 million in the third quarter of 2004. The $63 million decrease in free cash flow generated primarily reflects a decrease in EBITDA, partially offset by lower working capital requirements. Free cash flow in the first nine months of 2005 was negative $84 million compared to negative $43 million in the first nine months of 2004. This $41 million decrease in free cash flow generated primarily reflects increased working capital requirements as well as lower EBITDA, partially offset by lower net additions to property, plant and equipment.
FINANCING ACTIVITIES
In the third quarter of 2005, cash flows used for financing activities amounted to $12 million compared to $48 million in the third quarter of 2004. This $36 million decrease in cash flows used for financing activities is largely attributable to an increase in issuance of long-term debt, partially offset by higher net repayments of our revolving credit facility and long-term debt. On a year-to-date basis, cash flows provided from financing activities amounted to $70 million in 2005 compared to $74 million in 2004. This $4 million decrease in cash flows provided from financing activities is attributable to the same reasons mentioned in the quarter-over-quarter analysis.
     On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividend. This decision should result in annual savings of approximately $55 million.

	As at	As at
NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1]	Sept. 30, 2005	December 31, 2004

(In millions of Canadian dollars, unless otherwise noted)

Bank indebtedness	31	22
Long-term debt (including portion due within one year)	2,071	2,034
Cash and cash equivalents	(40)	(52)

Net debt	2,062	2,004
Shareholders’ equity	1,951	2,046

Total capitalization	4,013	4,050

Net debt-to-total capitalization (%)	51.4%	49.5%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
As at September 30, 2005, our net debt-to-total capitalization ratio stood at 51.4% compared to 49.5% as at December 31, 2004. Net indebtedness, including $159 million representing our 50% share of the net indebtedness of Norampac, was $2,062 million as at September 30, 2005. This compares to $2,004 million as at December 31, 2004, including $174 million for our 50% share of the net indebtedness of Norampac. The $58 million increase in net indebtedness was largely due to additional net borrowings, partially offset by the positive impact of a weaker U.S. dollar (based on month-end exchange rates).
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay a substantial portion of the unsecured revolving credit facility. Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes. The Corporation recorded under “Financing expenses” an amount of $7 million (US$6 million) for the premium required to redeem the 8.75% notes.
     As at September 30, 2005, the new credit facility had drawings totaling US$17 million ($20 million), US$17 million ($20 million) of letters of credit outstanding and US$9 million ($11 million) drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$657 million ($762 million) of availability for future drawings under this facility. As of December 31, 2004, under the prior facility, we had drawings of US$112 million ($135 million), US$9 million ($10 million) letters of credit outstanding, no amounts drawn in the form of bank overdraft and included in “Bank indebtedness” and US$71 million ($86 million) outstanding under the term loan.
     As at September 30, 2005, we had a provision of $5 million related to these letters of credit ($5 million as at December 31, 2004).
     In addition, as at September 30, 2005, separate letters of credit of $5 million were outstanding. No provisions relating to these letters of credit were recorded.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or US prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     Our borrowing agreements contain restrictive covenants. Our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid, the amount of shares that may be repurchased for cancellation and the amount of new long-term debt that may be incurred.

CREDIT RATINGS

RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BBB (low)
	Preferred Shares	Pfd-4 (high)
Moody’s Investors Services	Unsecured Notes and Debentures	Ba2
Standard & Poor’s	Unsecured Notes and Debentures	BB+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fourth rating in terms of quality within ten rating gradations with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the fifth rating in terms of quality within nine rating gradations with the numerical modifier 2 indicating a ranking in the middle of this rating category. The rating by Standard & Poor’s is the fifth rating in terms of quality within ten gradations with the “plus” indicating a ranking in the higher end of this category. DBRS and Moody’s have a “stable outlook” with respect to our credit ratings, while Standard & Poor’s has a “negative outlook”.
     During the second quarter of 2005, we were downgraded by Moody’s, from a Baa3 rating to a Ba2 rating, and by Standard & Poor’s, from a BBB- rating to a BB+ rating.
     Reductions in our credit ratings could impact our access to and cost of capital and financial flexibility in the future. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
Common shares
In the third quarter of 2005, common shares amounting to $2 million ($6 million on a year-to-date basis) were issued pursuant to our stock option and share purchase plans versus $2 million ($15 million on a year-to-date) in the third quarter of 2004.
     As at September 30, 2005, we had 230,783,852 common shares, 69,576 Series A Preferred Shares and 1,380,000 Series B Preferred Shares issued and outstanding.
     As at September 30, 2005, we had 5,050,990 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on page 94 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.
GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on pages 95 and 96 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.
CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS
In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2004 can be found on page 97 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.
     For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the nine most recently completed quarters ending September 30, 2005 is disclosed below.

SELECTED QUARTERLY		2003			2004					2005
FINANCIAL INFORMATION		3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd	3rd

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,266	1,177	5,167	1,225	1,346	1,335	1,209	5,115	1,259	1,287	1,261

EBITDA		131	55	514	58	122	158	90	428	124	128	49

Operating profit (loss)		36	(265)	(95)	(33)	28	66	(12)	49	34	31	(50)
Excluding specified items		31	(33)	126	(30)	33	65	(2)	66	35	33	(32)

Net earnings (loss)		3	(231)	(193)	(44)	(1)	29	(26)	(42)	10	2	(52)
Excluding specified items		—	(43)	(10)	(40)	4	23	(20)	(33)	9	3	(39)

Net earnings (loss) per share (in dollars):
Basic		0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)
Basic, excluding specified items		—	(0.19)	(0.05)	(0.18)	0.02	0.10	(0.09)	(0.15)	0.04	0.01	(0.17)
Diluted		0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)

Trade shipments
Papers (in thousands of ST)		632	606	2,499	663	659	649	591	2,562	637	616	660
Market pulp (in thousands of ADST)		185	188	769	210	199	182	217	808	146	156	176
Lumber (in millions of FBM)		252	261	999	228	267	272	242	1,009	280	304	264
Containerboard (in thousands of ST)		80	80	320	77	74	75	74	300	84	80	82
Corrugated containers (in millions of SF)		1,759	1,653	6,699	1,630	1,736	1,767	1,669	6,802	1,630	1,791	1,738

Benchmark prices [1]
Papers
Copy 20 lb sheets	(US$/ST)	760	733	768	723	783	818	850	794	817	843	813
Offset 50 ln rolls	(US$/ST)	600	585	628	587	652	715	750	676	733	753	713
Coated publication, no. 3, 60 lb rolls	(US$/ST)	805	785	804	775	772	827	870	811	870	920	913
Pulp NBSK — U.S. market	(US$/ADMT)	550	575	553	600	660	670	630	640	670	653	625
Pulp NBHK — Japan market [2]	(US$/ADMT)	467	478	470	467	520	510	465	490	497	538	535
Wood
Lumber G.L. 2x4x8 studs	(US$/MFBM)	360	316	327	368	435	461	401	417	462	433	397
Lumber G.L. 2x4 R/L, no.1 & no.2	(US$/MFBM)	381	367	340	431	495	502	409	459	462	429	397
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	418	412	421	412	462	500	500	468	500	490	448

Average exchange rates	CAN$	1.380	1.316	1.401	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.202
	US$	0.725	0.760	0.714	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
Sales and operating profit experienced a steady decline throughout 2003. This was mainly in line with the steady weakening of the U.S. dollar and continued low selling prices. In addition, lower shipments further impacted our results during this period. Our quality and profitability improvement programs initiated in 2002 were hampered by difficult market conditions in 2003, but did enable us, when excluding the impact of lower volumes, to more than offset the impact of inflation on salaries and benefits.
     The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued weakening of the U.S. dollar, due to higher average selling prices for all our products as price increases were being implemented. Our paper shipments remained relatively stable from the beginning of 2004 through to the third quarter of 2004. The fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the weakness of the U.S. dollar continued to impact our results and we continued to face high costs for fiber and energy usage. Shipments for papers, lumber and corrugated containers for the fourth quarter of 2004 were lower than the third quarter, mainly due to seasonally weaker demand. Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year with average selling prices for paper and pulp increasing further. Higher volumes of pulp, lumber and packaging products were experienced although paper shipments decreased. Nonetheless, our results continued to be negatively affected by the weakness of the U.S. dollar, as well as high costs for purchased chemicals, wood and energy as well as high freight costs. These were partially offset by the realization of savings stemming from restructuring initiatives. The results of the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, we experienced lower average selling prices for most of our major products and lower shipments for lumber and packaging products. In addition, our results continued to be negatively affected by the persistent weakening of the U.S. dollar as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives.
ACCOUNTING CHANGE

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on our unaudited interim consolidated financial statements under Canadian GAAP.
CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2004, as well as the effect of changes to these estimates can be found on pages 104 to 111 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.
RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principle basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also have an impact on our competitive position.
     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives.
     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. See “Sensitivity Analysis”.
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices of similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy prices, fiber prices, other raw material prices and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.
Fiber supply
We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.
     The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, will be reduced by approximately 500,000 cubic meters, reflecting a 21% reduction. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.

     We are currently working on finding solutions such as seeking alternate sources of fiber. The reduction in harvest volume will also increase the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in a strike or work stoppage by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.
Cost savings
The Company has undertaken and may continue to undertake productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. (Maximum Achievable Control Technology) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.
     Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition.
     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
LUMBER EXPORT DUTIES
Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States at an aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and under the North American Free Trade Agreement. Since January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.15%, that is, 16.37% for countervailing and 3.78% for antidumping.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control.

SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON1,2

(In millions of Canadian dollars, unless otherwise noted)	OPERATING		NET	EARNINGS
	PROFIT		EARNINGS	PER SHARE
				(in dollars)

Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19		12	0.05
Uncoated commercial printing & publication and premium imaging grades	6		4	0.02
Coated commercial printing & publication grades	4		3	0.01
Technical & specialty grades	5		3	0.01
Pulp — net position	8		5	0.02
Wood
Lumber	14		9	0.04
Packaging Containerboard	9		6	0.03

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[5]	6	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	N/A		2	0.01

Energy[4] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	3		2	0.01
Crude oil: US$1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.282.

[2]	Based on a marginal tax rate of 35%.

[3]	Based on budgeted 2005 capacity (in tons, tonnes or MFBM).

[4]	Based on budgeted 2005 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.

[5]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $15 million.
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

BENCHMARK PRICES

											Average
											1996-	Q3	Q3
BENCHMARK PRICES[1]		1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2004	2005

Papers
Copy 20 lb sheets	(US$/ton)	848	769	780	778	877	815	776	768	794	801	818	813
Offset 50 lb rolls	(US$/ton)	736	756	666	659	757	719	692	628	676	699	715	713
Coated publication, no. 3, 60 lb rolls	(US$/ton)	943	941	909	851	948	853	767	804	811	870	827	913
Pulp NBSK — U.S. market	(US$/ADMT)	586	588	544	541	685	558	491	553	640	576	670	625
Pulp NBHK — Japan market[2]	(US$/ADMT)	501	514	444	508	681	485	427	470	490	502	510	535
Wood
Lumber 2x4x8 stud	(US$/MFBM)	403	386	375	390	319	345	336	327	417	366	461	397
Lumber 2x4 R/L, no. 1 & no. 2	(US$/MFBM)	441	447	377	440	351	345	331	340	459	392	502	397
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	371	336	373	400	468	445	427	421	468	412	500	448

Average exchange rates	CAN$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301		1.307	1.202
	US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769		0.765	0.832

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
PRODUCTS

OUTLOOK

Our results were affected by lower average selling prices in all our segments in the third quarter of 2005 compared to the second quarter of the year, as well as higher overall costs and a weaker US dollar, and we expect these difficult market conditions to prevail in the coming quarters. Thus, the Company is further pursuing the review of all of its business segments and will announce additional targeted actions before year-end in order to ensure its long-term profitability and free cash flow availability.
INTERNAL CONTROLS

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.